Exhibit 99.8

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	05	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	1,668	1,440
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Jamie Paul Shewbrook	Ordinary	540
Address
33 Burgleigh Park Road Peverell Plymouth Devon
UK postcode PL3 4QQ

Name	Class of shares allotted	Number allotted
Mr Stephen Young	Ordinary	720
Address
9 Orchard End Cleobury Mortimer Kidderminster Worcestershire
UK postcode DY14 8BA

Name	Class of shares allotted	Number allotted
Mr David Mark Jones	Ordinary	180
Address
12 Foxley Close Ashdown Manor Killingworth Newcastle Upon Tyne Tyne and Wear
UK postcode NE12 6FX

Name	Class of shares allotted	Number allotted
Mr Dean Belfield	Ordinary	230
Address
255 Nechells Park Road Birmingham West Midlands
UK postcode B7 5PE

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Paul John Hancock	Ordinary	345
Address
4 Neuadda Close Rhiwderin Heights Bassaleg Newport, Gwent
UK postcode NP10 8JQ

Name	Class of shares allotted	Number allotted
Mr Anthony Hutchinson	Ordinary	288
Address
40 Hillfoot Drive Pudsey Leeds West Yorkshire
UK postcode LS28 7QL

Name	Class of shares allotted	Number allotted
Mr Roger Frank Jones	Ordinary	230
Address
44 Bedford House Solon New Road Clapham Greater London
UK postcode SW4 7NS

Name	Class of shares allotted	Number allotted
Mr John Lochrane	Ordinary	230
Address
81 Manwood Road Crofton Park Greater London
UK postcode SE4 1AB

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Malcolm Dean Tatchell	Ordinary	345
Address
21 Haresfield Road Dagenham Essex
UK postcode RM10 8RR

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 21/5/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform